Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268707

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 29, 2023)

White River Energy Corp

67,651,420 Shares of Common Stock

16,931,266 Warrants to Purchase Shares of Common Stock

This Prospectus Supplement supplements the Prospectus dated September 29, 2023 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-268707) filed by White River Energy Corp (“White River” or the “Company”) with the Securities and Exchange Commission. This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 7, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relates to the distribution (the “Spin-Off”) by Ecoark Holdings, Inc., now known as BitNile Metaverse, Inc. (“Ecoark”) of 42,253,521 shares of common stock, par value $0.0001 per share (the “Spin-Off Shares”) of White River, plus up to an additional 1,000 shares of common stock to account for the rounding up of fractional shares, to the holders of Ecoark common stock and convertible preferred stock (on an as-converted basis), and the offering and resale by the selling stockholders identified in the Prospectus of up to 25,396,899 shares of White River common stock and up to 16,931,266 warrants to purchase shares of White River common stock issued in connection with the private placement transactions from October 2022 through April 2023 in a private investment in public equity offering by the Company.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 7, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 3, 2023

White River Energy Corp

(Exact name of registrant as specified in its charter)

Nevada	333-268707	45-3797537
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

609 W/ Dickson St., Suite 102 G Fayetteville, AR	72701
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 203-5610

N/A

(Former name or former address, if changed since last report.)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

From December 3, 2023 through December 6, 2023, White River Energy Corp (the “Company”) entered into Tax Credit Purchase Agreements (each, an “Agreement”) with third party purchasers pursuant to which the Company sold $500,000 of United States federal trust fund tax credits (the “Credits”), which the Company had acquired through a joint venture agreement as previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 29, 2023, in exchange for $250,000. The Company’s Board of Directors approved the sale of up to $50,000,000 of Credits for a total purchase price of $25,000,000, and in addition to the sales described above, the Company has entered into Agreements for the sale of an additional $5,300,000 of Credits for a total purchase price of $2,650,000.

The foregoing description of the Agreement and the transactions contemplated thereby does not purport to be complete, and is qualified in its entirety by the full text of the Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Exhibit
10.1	Form of Tax Credit Purchase Agreement*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules, appendices and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

White River Energy Corp

Date: December 7, 2023	By:	/s/ Randy May
	Name:	Randy May
	Title:	Chief Executive Officer

Exhibit 10.1

TAX CREDIT PURCHASE AGREEMENT

This Tax Credit Purchase Agreement (this “Agreement”) entered into this ____ day of December, 2023, by and among White River Energy Corp, a Nevada corporation (the “Seller”) and ______________________ (the “Buyer”). The Seller and the Buyer may sometimes be referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, the Seller is willing to sell up to 500 units (the “Units”) of United States federal trust fund tax credits (the “Credits”) with a value of $100,000 per Unit (the Credit Value”) for a cost of $50,000 per Unit (the “Credit Sales Price”) for a total Credit Value of $50,000,000 and total Credit Sales Price of $25,000,000 for all 500 Units; and

WHEREAS, the Buyer desires to purchase _____ Units of Credits from the Seller, and the Seller wishes to sell such Units of Credits to the Buyer, upon the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Sale and Purchase of Credits. The Seller agrees to sell and the Buyer agrees to purchase the Credits for the consideration contained in this Agreement and subject to the terms and conditions of this Agreement (the “Transaction”).

2. Purchase Price. The total purchase price of the Buyer for the Credits shall be $_____________ (the “Purchase Price”) which will result in a total Credit Value of $_____________. Upon the execution of this Agreement, Buyer shall pay the Purchase Price to the Seller via the wire instructions in [*] within 3 business days after the execution of this Agreement. Upon the execution and delivery of this Agreement, the Seller shall deliver the Credits, including any and all certificate(s) representing such Credits, to the Buyer on or before December 31, 2023.

3. Representations and Warranties of the Seller. As an inducement to the Buyer to enter into this Agreement and consummate the Transaction, the Seller hereby makes the following representations and warranties, each of which is true and correct in all material respects on the date of this Agreement:

3.1 The Seller is the owner of the Credits, free of any claim, lien, security interest or encumbrance of any nature or kind and, as such, has the exclusive right and full power to sell, transfer and assign the Credits free of any such claim, lien, security interest or encumbrance;

3.2 The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally, by general principles of equity and insofar as the provisions relating to indemnification may be unenforceable. The execution, delivery, and performance of this Agreement contemplated hereby have been duly authorized by the Seller;

Purchaser’s Signature Page

3.3 The execution and delivery of this Agreement by the Seller and the observance and performance of the terms and provisions contained herein do not constitute a violation or breach of any provision of any other contract or instrument to which the Seller is a party or by which it is bound, or any order, writ, injunction, decree, statute, law, regulation, rule, by-law or regulation applicable to the Seller;

3.4 No insolvency proceedings of any character, including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, designating the Seller as the bankrupt or the insolvent, are pending or, to the actual or constructive knowledge of the Seller, threatened and the Seller has not made an assignment for the benefit of creditors, nor has Seller taken any action with a view to, or which would constitute the basis for, the institution of any such insolvency proceedings;

3.5 There are no actions, suits, or proceedings pending or, to the best of the Seller’s knowledge, threatened, which could in any manner restrain or prevent the Seller from legally selling the Credits pursuant to the terms and provisions of this Agreement; and

3.6 The Seller has no liability or obligation to pay fees or commissions to any broker, finder, or agent with respect to the Transaction.

4. Representations and Warranties of the Buyer. As an inducement to the Seller to enter into this Agreement and to consummate the Transaction, the Buyer hereby makes the following representations and warranties, each of which is true and correct in all material respects on the date of this Agreement:

4.1 The Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar laws affecting creditors’ rights generally, by general principles of equity and insofar as the provisions relating to indemnification may be unenforceable. The execution, delivery, and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by the Buyer;

4.2 The execution and delivery of this Agreement by the Buyer and the observance and performance of the terms and provisions of this Agreement on the part of the Buyer to be observed and performed will not constitute a violation of any provision of any contract or other instrument to which the Buyer is a party or by which it is bound, or any order, writ, injunction, decree statute, law, rule or regulation applicable to it;

4.3 No insolvency proceedings of any character, including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, designating the Buyer as the bankrupt or the insolvent, are pending or, to the knowledge of the Buyer, threatened and the Buyer has not made an assignment for the benefit of creditors, nor has Buyer taken any action with a view to, or which would constitute the basis for, the institution of any such insolvency proceedings;

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4.4 There are no actions, suits, or proceedings pending or, to the best of the Buyer’s knowledge, threatened, which could in any manner restrain or prevent the Buyer from legally purchasing the Credits pursuant to the terms and provisions of this Agreement;

4.5 The Buyer has no liability or obligation to pay fees or commissions to any broker, finder, or agent with respect to the Transaction; and

4.6 The Buyer: (a) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, risks and suitability of the Transaction; (b) has adequate information concerning the Credits and the tax regulations related thereto to make an informed decision with respect to the Transaction; (c) has independently and without reliance upon the Seller, and based on such information as the Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, and to assume the terms, conditions and risks set forth herein, except that the Buyer has relied upon the Seller’s express representations, warranties and covenants in this Agreement; (d) has been afforded an opportunity to consult with its legal, accounting and tax professionals as it deems appropriate to make an informed decision with respect to the Transaction; and (e) acknowledges that the Buyer has not given the Seller any investment advice or opinion on whether the purchase of the Credits is prudent.

5. Indemnification.

5.1 Indemnification by the Seller.

(a) General Indemnification. The Seller shall indemnify, defend and hold harmless the Buyer from and against the entirety of any losses incurred by the Buyer arising from any breach by the Seller of any of the Seller’s representations, warranties and/or covenants contained herein.

(b) Tax Credits Indemnification. Without limiting the generality of the foregoing, the Seller will indemnify, defend and hold harmless the Buyer in the event that the U.S. Internal Revenue Service (“IRS”) makes a final binding determination, and the United States Tax Court confirms such determination in whole or in part and the times to appeal have expired, that the Credits are not 100% valid resulting in any losses to Buyer, including without limitation by virtue of any disallowance or recapture with respect to the Credits, provided however that such indemnification shall be limited and shall apply solely to the extent that the Credits’ invalidity directly resulted in such losses, and provided further that such indemnification shall not apply if and to the extent that such losses were caused by any action, inaction or characteristic (other than the receiving the Credits hereunder) of the Buyer or its affiliates, employees or consultants, or those of its successors or assigns. In the event of any dispute or disagreement with respect to the applicability or indemnifiable amount under this Section 5.1(b), each Party shall within five days select one independent third party tax advisory firm (a “Selection Firm”) for purposes of selecting the independent third party tax advisory firm for purposes of resolving such dispute or disagreement (the “Tax Firm”), and the two Selection Firms shall within 10 days mutually select the Tax Firm. If the Selection Firms fail to select the Tax Firm within such period, either Party may bring an action in a court of competent jurisdiction (subject to the other provisions of this Agreement) to litigate the dispute or disagreement. If the Selection Firms select the Tax Firm, such Tax Firm shall resolve the dispute or disagreement and make a written determination of the applicability and extent of indemnifiable losses under this Section 5.1(b), which shall serve as the conclusive and binding resolution of such dispute or disagreement. In connection with such services by the Tax Firm, each Party shall cause its respective officers, employees and other representatives to co-operate with the Tax Firm and provide or make available such information and documents as the Tax Firm reasonable requests in the furtherance of the foregoing. The initial costs of such Tax Firm’s services hereunder shall be borne equally between the Parties, provided that if the Tax Firm’s determination differs by less than 5% from the Seller’s proposed amount, the fees and expenses of such appraiser shall be borne by the Buyer, and if the Tax Firm’s determination differs by more than 5% from the Buyer’s proposed amount, the fees and expenses of such appraiser shall be borne by the Seller. The Parties will adhere to the terms, covenants and procedures set forth in Section 5.4 with respect to actions or proceedings involving the IRS and applicable tax and federal appeals courts with respect thereto relating to the Credits.

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5.2 Indemnification by Buyer. The Buyer shall indemnify, defend and hold harmless the Seller from and against the entirety of any losses incurred by the Buyer arising from any breach by the Buyer of any of the Buyer’s representations, warranties and/or covenants contained herein.

5.3 Limitation on Indemnification. Notwithstanding anything herein to the contrary, the maximum amount of losses that either Party may recover under the indemnification provisions of this Section 5 shall be $25,000,000.

5.4 Tax Audit. If the Buyer becomes subject to an audit by the IRS involving the Credits, the Buyer shall promptly notify the Seller in writing, in no event less than two business days after the Buyer’s discovery of such audit, and the Seller shall have the right to control the preparation of responses to the IRS in favor of the Credits’ validity with respect to such audit. In all events, the Seller shall select and pay for any accountants and lawyers to represent the Buyer in connection with any IRS audit and subsequent court proceeding(s). The Buyer shall retain and pay for its own accountants and lawyers to represent it to the extent that the tax audit or court proceedings relate to any matters other than the validity of the Credits. The Buyer shall not have any right to settle any proposed tax assessments or litigation arising as a result of the Credits without the written consent of the Seller which has the exclusive right to settle. At the direction of the Sellers, the Buyer shall take all appropriate steps to contest any decisions of the IRS or any IRS employees with respect to any IRS audit involving the Credits, and shall appeal to the appropriate tax court and/or federal appellate court following any adverse determination or ruling an IRS audit or other actions or proceedings involving the Credits.

6. Additional Covenants. The Parties covenant and agree as follows:

6.1 General. If any further action is necessary or desirable to carry out the Transaction, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, all at the sole cost and expense of the requesting Party.

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6.2 Seller. The Seller hereby covenants that the Seller will, at the request of the Buyer, execute, acknowledge and deliver to the Buyer without further consideration, further documents as the Buyer may reasonably request (a) to transfer to, vest and protect in the Buyer and its right, title and interest in the Credits, and (b) otherwise to consummate or effectuate the Transaction; provided that the form and substance of such further documents shall be reasonably satisfactory to the Seller and shall not impose any additional obligations or liabilities on the Seller.

6.2 Buyer. The Buyer hereby covenants that the Buyer will, at the request of the Seller, execute, acknowledge and deliver to the Seller without further consideration, further documents as the Seller may reasonably request (a) to transfer to, vest and protect in the Buyer and its right, title and interest in the Credits, and (b) otherwise to consummate or effectuate the Transaction; provided that the form and substance of such further documents shall be reasonably satisfactory to the Buyer and shall not impose any additional obligations or liabilities on the Buyer.

7. Survival of Representations and Warranties and Agreements. All representations and warranties of the Parties contained in this Agreement shall survive the date of this Agreement and shall not be affected by any investigation made prior to the date of this Agreement.

8. Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their legal representatives, successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors and assigns any rights, remedies, obligations, or other liabilities under or by reason of this Agreement.

9. Governing Law; Exclusive Jurisdiction and Venue. This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein or performance shall be governed by and interpreted according to the internal laws of the State of Nevada without regard to choice of law considerations. Any action brought by any Party against the other concerning the Transaction shall be brought only in the state or federal courts located in Washington County, Arkansas. The Parties hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non conveniens.

10. Notices. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by Federal Express or similar overnight next business day delivery, or by email delivery followed by overnight next business day delivery, as follows:

If to the Seller:	609 W. Dickson St., Suite 102 G
Fayetteville, AR 72701
Attention: Mr. Jay Puchir, CFO
Email: jpuchir@white-river.com

With a Copy to:	Nason Yeager Gerson Harris & Fumero, P.A.
3001 PGA Boulevard, Suite 305
Palm Beach Gardens, FL 33410
Telephone: (561) 471-3507
Attention: Michael D. Harris, Esq.
Email: mharris@nasonyeager.com

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If to the Buyer:	__________________________
__________________________
__________________________
Attention:
Email:

With a Copy to:	___________________________
___________________________
___________________________
Attention: __________________
Email: __________________

or to such other address as any of them, by notice to the other may designate from time to time. Time shall be counted from the date of transmission.

11. Entire Agreement. This Agreement constitutes the entire Agreement between the Parties and supersedes all prior oral and written agreements between the Parties hereto with respect to the Transaction. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the Party or Parties against which enforcement or the change, waiver discharge or termination is sought.

12. Confidentiality. Simultaneously with execution of this Agreement, the Seller and the Buyer shall enter into the attached Mutual Non-Disclosure Agreement attached as Exhibit A.

[Signature Pages Attached]

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IN WITNESS WHEREOF the Parties hereto have set their hand and seals as of the above date.

SELLER:

White River Energy Corp

By:
Name:	Randy May
Title:	Chief Executive Officer

BUYER:

By:
Name:
Title:
Address:
SSN/EIN:

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